Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following selected financial data and discussion of our operating and financial condition and prospects in conjunction with the financial statements and the notes thereto included elsewhere in this 6-K and our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”). Our financial statements are prepared in accordance with U.S. GAAP, and reported in U.S. dollars. We maintain our accounting books and records in U.S. dollars and our functional currency is the U.S. dollar. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Can-Fite,” the “Company,” “we,” “us” and “our” refer to Can-Fite BioPharma Ltd, an Israeli company and our consolidated subsidiaries. “NIS” means New Israeli Shekel, and “$,” “US$,“U.S. dollars” and “USD” mean United States dollars.

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	uncertainties of cash flows and inability to meet working capital needs;

●	the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts;

●	our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

●	our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals;

●	the clinical development, commercialization and market acceptance of our product candidates;

●	our ability to establish and maintain strategic partnerships and other corporate collaborations;

●	the implementation of our business model and strategic plans for our business and product candidates;

●	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others;

●	competitive companies, technologies and our industry;

●	risks related to not satisfying the continued listing requirements of NYSE American;

●	statements as to the impact of the political, economic and security situation in Israel on our business, including due to the current war between Israel and Hamas; and

●	those factors referred to under the headings “Risk Factors”, and “Operating and Financial Review and Prospects” in our Annual Report, as well as in our Annual Report generally.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of the 6-K to which this discussion is attached and are expressly qualified in their entirety by the cautionary statements included herein. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Glossary of Certain Terms

As used herein, unless the context otherwise requires:

●	references to “ADSs” refer to the Registrant’s American Depositary Shares;

●	references to “A3AR” refer to the A3 adenosine receptor;

●	references to “HCC” refer to hepatocellular carcinoma, also known as primary liver cancer; and

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Company’s ordinary shares, no nominal (par) value per share.

Overview

We are an advanced clinical-stage biopharmaceutical company that develops orally bioavailable small molecule therapeutic products for the treatment of cancer, liver and inflammatory diseases. Our platform technology utilizes the Gi protein associated A3 adenosine receptor, or A3AR, as a therapeutic target. A3AR is highly expressed in pathological body cells such as inflammatory and cancer cells, and has a low expression in normal cells, suggesting that the receptor could be a specific target for pharmacological intervention. Our pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators targeting the A3AR.

Our product pipeline is based on the research of Dr. Pnina Fishman, who investigated a clinical observation that tumor metastasis can be found in most body tissues, but are rarely found in muscle tissue, which constitutes approximately 60% of human body weight. Dr. Fishman’s research revealed that one reason that striated muscle tissue is resistant to tumor metastasis is that muscle cells release small molecules which bind with high selectivity to the A3AR. As part of her research, Dr. Fishman also discovered that A3ARs have significant expression in tumor and inflammatory cells, whereas normal cells have low or no expression of this receptor. The A3AR agonists and allosteric modulators, currently our pipeline of drug candidates, bind with high selectivity and affinity to the A3ARs and initiate down-stream signal transduction pathways resulting in apoptosis, or programmed cell death, of tumor and inflammatory cells and to the inhibition of inflammatory cytokines. Cytokines are proteins produced by cells that interact with cells of the immune system in order to regulate the body’s response to disease and infection. Overproduction or inappropriate production of certain cytokines by the body can result in disease. In addition, our product candidates also induce the production of positive cytokines such as granulocyte colony stimulating factor (G-CSF) and adiponectin which are responsible for the chemo-protective and liver-protective effects of the drugs on liver.

Our product candidates, CF101, CF102 and CF602, are being developed to treat oncological and inflammatory diseases, as well as erectile dysfunction. CF101, also known as Piclidenoson, is in an advanced stage of clinical development for the treatment of psoriasis. CF102, also known as Namodenoson, is being developed for the treatment of HCC and has orphan drug designation for this indication in the United States and Europe. Namodenoson was granted Fast Track designation by the FDA for patients with advanced HCC who failed first line treatment. Namodenoson is also being developed for the treatment of pancreatic cancer based on pre-clinical findings showing robust anti-pancreatic tumor growth. Due to the liver protective effect of Namodenoson, it is also being developed for the treatment MASH. CF602 is our second generation allosteric drug candidate for the treatment of erectile dysfunction, which has shown efficacy in the treatment of erectile dysfunction in preclinical studies and we are investigating additional compounds, targeting A3AR, for the treatment of erectile dysfunction. Preclinical studies revealed that our drug candidates have potential to treat additional inflammatory diseases, such as Crohn’s disease, prostate cancer, oncological diseases, viral diseases, such as the JC virus, obesity and Lowe Syndrome.

We believe our pipeline of drug candidates represent a significant market opportunity. For instance, according to iHealthcareAnalyst, the psoriasis drug market is forecasted to be worth $11.3 billion by 2025. According to DelveInsight, the HCC drug market in the G8 countries (U.S., Germany, France, Italy, Spain, UK, Japan and China) is expected to reach $3.8 billion by 2027.

We have in-licensed an allosteric modulator of the A3AR, CF602 from Leiden University. In addition, we have out-licensed the following product candidates for indications that we are currently pursuing:

●	Piclidenoson for the treatment of (i) psoriasis to Cipher Pharmaceuticals, or Cipher, for Canada, (ii) psoriasis to Gebro Holding, or Gebro, for Spain, Switzerland and Austria, (iii) psoriasis to CMS Medical, or CMS, for China (including Hong Kong, Macao and Taiwan), (iv) psoriasis to Kyongbo Pharm Co. Ltd., or Kyongbo Pharm, for South Korea, (v) psoriasis to Ewopharma AG, or Ewopharma, for Central Eastern Europe, and (vi) osteoarthritis in companion animals including dogs and cats to Vetbiolix SAS, or Vetbiolix.

●	Namodenoson for the treatment of (i) liver cancer and MASH to Chong Kun Dang Pharmaceuticals, or CKD, for South Korea, (ii) advanced liver cancer and MASH to CMS for China (including Hong Kong, Macao and Taiwan), and (iii) HCC, MASH and pancreatic cancer to Ewopharma, for Central Eastern Europe and Switzerland.

Currently, (i) we initiated the pivotal Phase III studies for Piclidenoson in the treatment of psoriasis, following meetings with the FDA and EMA, (ii) we are conducting a pivotal Phase III trial for Namodenoson in the treatment of advanced liver cancer which is enrolling patients, (iii) we are enrolling patients in a Phase IIb study of Namodenoson in the treatment of MASH, (iv) we are conducting an exploratory Phase II study of Namodenoson in the treatment of patients with pancreatic cancer, (v) we are undertaking preparatory work for a Phase II study with Piclidenoson for the treatment of Lowe syndrome, and (vi) we are investigating additional compounds, targeting the A3 adenosine receptor, for the treatment of erectile dysfunction. Since inception, we have incurred significant losses in connection with our research and development.

Moreover, we believe characteristics of Piclidenoson, as exhibited in our clinical studies to date, including its good safety profile, clinical activity, simple and less frequent delivery through oral administration and its low cost of production, position it well against the competition in psoriasis markets, where treatments, when available, often include injectable drugs, many of which can be highly toxic, expensive and not always effective.

Like Piclidenoson, Namodenoson has a good safety profile, is orally administered and has a low cost of goods, which we believe may position it well in the HCC market, where no drug has yet been approved by the FDA for patients with advanced liver cancer disease defined as Child Pugh B7. In addition, pre-clinical studies show Namodenoson’s novel mechanism of action which entails de-regulation of three key signaling pathways which mediate the etiology and pathology of NAFLD/MASH and are responsible for the anti-inflammatory, anti-steatotic and anti-fibrotic effect in the liver. Most recently, pre-clinical data support Piclidenoson’s potential utilization for the treatment of Lowe Syndrome and Namodenoson’s potential utilization as an anti-obesity drug.

Nevertheless, other drugs on the market, new drugs under development (including drugs that are in more advanced stages of development in comparison to our drug candidates) and additional drugs that were originally intended for other purposes, but were found effective for purposes targeted by us, may all be competitive to the current drugs in our pipeline. In fact, some of these drugs are well established and accepted among patients and physicians in their respective markets, are orally bioavailable, can be efficiently produced and marketed, and are relatively safe. None of our product candidates have been approved for sale or marketing and, to date, there have been no commercial sales of any of our product candidates.

Since inception, we have incurred significant losses in connection with our research and development. As of June 30, 2025, we had an accumulated deficit of approximately $171.24 million. Although we have recognized revenues in connection with our existing out-licensing agreements with, Cipher, CKD, Gebro, Ewopharma, Vetbiolix and our historic out-licensing agreement with KD, CMS, Kyongbo and Seikagaku Corporation, or SKK, we expect to generate losses in connection with the research and development activities relating to our pipeline of drug candidates. Such research and development activities are budgeted to expand over time and will require further resources if we are to be successful. As a result, we expect to incur operating losses, which may be substantial over the next several years, and we will need to obtain additional funds to further develop or research and development programs.

We have funded our operations primarily through the sale of equity securities (both in private placements and in public offerings) and payments received under our existing out-licensing agreements with KD, Cipher, CKD Gebro, CMS, and Kyongbo and our historic out-licensing agreement with SKK. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from our licensees, interest earned on our investments, if any, and additional capital to be raised through public or private equity offerings or debt financings. As of June 30, 2025, we had approximately $6.54 million of cash and cash equivalents, which does not include the approximately $5.0 million in gross proceeds (approximately $4.2 million net of issuance costs) from a public offering in July 2025. A substantial part of this amount is designated for payments to be made in relation to the ongoing treatment of patients who are currently enrolled in our on-going trials.

Results of Operations

Revenues

Revenues for the six months ended June 30, 2025 were $0.20 million, a decrease of $0.11 million, or 36.07%, compared to $0.31 million for the six months ended June 30, 2024. The decrease in revenues was mainly due to the recognition a lower portion of advance payments received under the Ewopharma distribution agreement entered in 2021 and a lower portion of advance payments received under distribution agreements from Gebro, CKD, and Cipher.

Research and development expenses

Research and development expenses for the six months ended June 30, 2025 were $3.03 million, an increase of $0.15 million, or 5.16%, compared to $2.88 million for the six months ended June 30, 2024. Research and development expenses for the first half of 2025 comprised primarily of expenses associated with the ongoing of the Phase 3 study of Piclidenoson for the treatment of psoriasis and two ongoing studies for Namodenoson, a Phase 3 study in the treatment of advanced liver cancer and a Phase 2b study for MASH. The increase is primarily due to acceleration in expenses associated with both Namodenoson and Piclidenoson.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2025 were $2.07 million an increase of $0.54 million, or 35.47%, compared to $1.52 million for the six months ended June 30, 2024. The increase is primarily due to the increase in investors relationship expenses following one time project occurred during the first half of 2025. We expect that general and administrative expenses will remain at the same level through 2025.

Financial income, net

Financial income, net for the six months ended June 30, 2025 was $0.02 million compared to $0.13 million for the six months ended June 30, 2024. The decrease in financial income, net was mainly due to lower income on short term deposits.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel and US) and private offerings of our equity securities and payments received under our strategic licensing arrangements. As of June 30, 2025, we had approximately $6.54 million in cash and cash equivalents and have invested most of our available cash funds in ongoing cash accounts. During July 2025, we raised approximately $5 million in gross proceeds through the sale of equity securities in a public offering.

On August 30, 2024, we entered into an At-the-Market Offering Agreement with H.C. Wainwright & Co. LLC, as sales agent, or the ATM Agreement. As of August 27, 2025, we sold 1,769,344 of our ADSs pursuant to the ATM Agreement for aggregate gross proceeds of approximately $3.5 million.

Under Accounting Standard Codification (“ASC”) Subtopic 205-40, Presentation of Financial Statements—Going Concern (“ASC 205-40”), the Company has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its obligations as they become due within one year after the date that the financial statements are issued. As required under ASC 205-40, management’s evaluation should initially not take into consideration the potential mitigating effects of management’s plans that have not been fully implemented as of the date the financial statements are issued.

Net cash used in operating activities was $4.75 million for the six months ended June 30, 2025, compared with net cash used in operating activities of $4.04 million for the same period in 2024. The $0.71 million increase in the net cash used in operating activities during the six months ended June 30, 2025 compared to the same period in 2024, was mainly due to acceleration in expenses associated with both Namodenoson and Piclidenoson.

Net cash provided by investing activities for the six months ended June 30, 2025 was $3.0 million compared with net cash used in investing activities of $4.5 million for the same period in 2024. The $1.5 million decrease in the net cash provided by investing activities during the six months ended June 30, 2025 compared to the same period in 2024, was mainly due to lower maturity in short term deposits.

Net cash provided by financing activities was $3.37 for the six months ended June 30, 2025 compared to none for the same period in 2024. Net cash provided by financing activities for the six months ended June 30, 2025 was due to proceeds from issuance of share capital and warrants and due to proceeds from the issuance of ordinary shares from the Company’s ATM Agreement, while no such activity in 2024.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing financial resources as of the date of issuance of this Form 6-K, will be sufficient to fund our projected cash requirements at least through the next twelve months, we will require significant additional financing to fund our operations. Additional financing may not be available on acceptable terms, if at all. Our future capital requirements will depend on many factors, including:

●	the level of research and development investment required to develop our product candidates;

●	the failure to obtain regulatory approval or achieve commercial success of our product candidates, including Piclidenoson, Namodenoson and CF602;

●	the results of our preclinical studies and clinical trials for our earlier stage product candidates, and any decisions to initiate clinical trials if supported by the preclinical results;

●	the costs, timing and outcome of regulatory review of our product candidates that progress to clinical trials;

●	our ability to partner or sub-license any of our product candidates;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;

●	the cost of commercialization activities if any of our product candidates are approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing our product candidates and any products we successfully commercialize;

●	the timing, receipt and amount of sales of, or royalties on, our future products, if any;

●	the expenses needed to attract and retain skilled personnel;

●	any product liability or other lawsuits related to our products;

●	the extent to which we acquire or invest in businesses, products or technologies and other strategic relationships;

●	the costs of financing unanticipated working capital requirements and responding to competitive pressures;

●	maintaining minimum shareholders’ equity requirements and complying with other continue listing standards under the NYSE American Company Guide; and

●	the impact of the Russian invasion of Ukraine and the war between Israel and Hamas, which may exacerbate the magnitude of the factors discussed above.

Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through payments received under our license agreements, debt or equity financings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Research and Development, Patents and Licenses, Etc.

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our products. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

The following table identifies our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
Piclidenoson	COMFORT Phase III study in psoriasis Lowe Syndrome	Enrolling patients Commencement of Phase II study expected in second half of 2025

Namodenoson	LIVERATION Phase III in HCC	Enrolling patients
	Phase IIb study in NASH	Enrolling patients
	Phase IIa study in pancreatic cancer	Enrolling patients

We record certain costs for each development project on a “direct cost” basis, as they are recorded to the project for which such costs are incurred. Such costs include, but are not limited to, CRO expenses, drug production for pre-clinical and clinical studies and other pre-clinical and clinical expenses. However, certain other costs, including but not limited to, salary expenses (including salaries for research and development personnel), facilities, depreciation, share-based compensation and other overhead costs are recorded on an “indirect cost” basis, i.e., they are shared among all of our projects and are not recorded to the project for which such costs are incurred. We do not allocate direct salaries to projects due to the fact that our project managers are generally involved in several projects at different stages of development, and the related salary expense is not significant to the overall cost of the applicable projects. In addition, indirect labor costs relating to our support of the research and development process, such as manufacturing, controls, pre-clinical analysis, laboratory testing and initial drug sample production, as well as rent and other administrative overhead costs, are shared by many different projects and have never been considered by management to be of significance in its decision-making process with respect to any specific project. Accordingly, such costs have not been specifically allocated to individual projects.

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less significant projects on an aggregate basis, for the years ended December 31, 2022, 2023 and 2024 and for the six months ended June 30, 2025 and on an aggregate basis since project inception:

	($ in thousands)			Six Months Ended	Costs Since
	Year Ended December 31,			June 30,	Project
	2022	2023	2024	2025	Inception

Piclidenoson
- Psoriasis	2,354	1,444	550	440	26,626
- Lowe syndrome
- Dogs osteoarthritis
- Other project & Pre clinical & API	436	27	10	1	22,433
	2,790	1,471	560	441	49,059
Namodenoson
- Liver cancer	1,274	1,755	1,990	1,151	16,374
- Pancreatic cancer			169	127	296
- MASH	827	1,225	1,230	718	6,645
- Pre clinical & API	1,282	9			4,469
	3,883	2,989	3,389	1,996	27,784
CF602 (erectile dysfunction)	6				1,740
Other projects					4,129
Total gross direct project costs (1)	6,179	4,460	3,949	2,437	82,712

(1)	Does not include indirect project costs and overhead, such as payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our financial statements.

From our inception through June 30, 2025, we have incurred research and development expenses of approximately $154.9 million. We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the product candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any product candidate prior to the commencement of later stage clinical trials, we may fund the trials for the product candidates ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments of each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain product candidates or projects in order to focus our resources on more promising product candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The cost of clinical trials may vary significantly over the life of a project as a result of differences arising during clinical development, including, among others:

●	the number of sites included in the clinical trials;

●	the length of time required to enroll suitable patients;

●	the number of patients that participate in the clinical trials;

●	the duration of patient follow-up;

●	the development stage of the product candidate; and

●	the efficacy and safety profile of the product candidate.

We expect our research and development expenses to increase in the future from current levels as we continue the advancement of our clinical trials and preclinical product development and to the extent we in-license new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Trend Information.

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections.

Off-Balance Sheet Arrangements.

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.